April 15, 2025

Sandip Kapadia
Chief Financial Officer
Harmony Biosciences Holdings, Inc.
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462

       Re: Harmony Biosciences Holdings, Inc.
           Form10-K for Fiscal Year Ended December 31 , 2024
           File No. 001-39450
Dear Sandip Kapadia:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences